NorthStar Asset Management Group Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

May 29, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Wilson K. Lee, Staff Accountant

Re:    NorthStar Asset Management Group Inc.
Form 10-K for the year ended December 31, 2014
Filed March 2, 2015
File No. 001-36301

Dear Mr. Lee:
Set forth below is the response of NorthStar Asset Management Group Inc. (together with its subsidiaries, the “Company”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated May 19, 2015 (the “Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) filed on March 2, 2015.
For convenience of reference, the Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s periodic filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended.
Form 10-K for Fiscal Year Ended December 31, 2014
Note 4 - Investments in Unconsolidated Ventures, pages 60-61
Comment No. 1
Please revise future periodic filings to include summarized financial information for your equity method investments pursuant to Rule 4-08(g) of Regulation S-X. In your response, please confirm your intent to include the requested disclosures in future filings.

Response to Comment No. 1
The Company notes the Staff’s comment and advises the Staff that it will include summarized financial information for its equity method investments pursuant to Rule 4-08(g) of Regulation S-X in its future filings on Form 10-K. The Company will also include summarized financial information for any significant equity method investments pursuant to Article 10 of Regulation S-X in its future filings on Form 10-Q.

* * *
As requested in the Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you should have any questions concerning this response, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer, at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:	Paul Cline, Securities and Exchange Commission
Albert Tylis, NorthStar Asset Management Group Inc.
Ronald Lieberman, NorthStar Asset Management Group Inc.
Matt Brandwein, NorthStar Asset Management Group Inc.
David Burns, Grant Thornton LLP